FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-7711



FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

Fosters Brewing


05007909

SUPPL

With Compliments

BEST AVAILABLE COPY

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

20 April 2005

Foster's Extends Takeover Offer for Southcorp

Foster's Group Limited (Foster's) today announced that its offer for Southcorp Limited (Southcorp) has been extended by two weeks and is now scheduled to close at 5:00pm Melbourne time on Thursday 12 May 2005.

A shareholder letter and formal notice extending the offer period is attached.

Ends


PROCESSING
SECTION
RECEIVED
MAY 0 5 2005
179
SEC MAIL
WASH. D.C.

Further information:

Media
Lisa Keenan
Director - External Communications
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Vice President - Investor Relations
Tel: +61 3 9633 2685
Mob: 0417 033 623

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

dlw 5/16

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment


PROCESSING
RECEIVED
MAY 0 5 2005
SEC MAIL
WASH. D.C.
179

20 April 2005

Dear Southcorp shareholder,

FOSTER'S OFFER FOR SOUTHCORP EXTENDED

I am writing to inform you that Foster's Group Limited (Foster's) offer for Southcorp Limited (Southcorp) has been extended so that the offer is now scheduled to close at 5:00pm Melbourne time on **Thursday 12 May 2005**. Overleaf is a formal notice extending the offer period and varying the terms of the offer accordingly.

Foster's offer of $4.14 cash per share is an outstanding price for Southcorp shareholders and I urge you to accept. To do so, simply follow the instructions set out on the acceptance form sent to you with the Bidder's Statement.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely

Frank Swan

Chairman, Foster's Group Limited

009188 V_00EYHA

Notice of extension of the Offer Period

To: Southcorp Limited (**Southcorp**) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

1 Extension of the Offer

BBW gives notice under sections 630(2) and 650D of the Corporations Act and ASX Listing Rule 3.2 that:

(a) it varies the Offer by extending the period during which the Offer will remain open by a further 14 days so that the Offer will now close at 5pm (Melbourne time) on 12 May 2005;

(b) the new date for giving the notice of the status of the conditions of the Offer will be 4 May 2005;

(c) the following conditions of the Offer have either been fulfilled or waived as at the date of this notice:

   (i) ACCC - section 2.12(b) of the Bidder's Statement;

   (ii) Hart-Scott-Rodino (USA) - section 2.12(c) of the Bidder's Statement;

   (iii) Competition Act (Canada) - section 2.12(d) of the Bidder's Statement;

   (iv) Investment Canada Act - section 2.12(e) of the Bidder's Statement; and

   (v) European Commission Approval - section 2.12(f) of the Bidder's Statement;

(d) BBW and its associates had a relevant interest in 18.8% of the ordinary shares of Southcorp when the Offer was made; and

(e) BBW and its associates have a relevant interest in approximately 19.2% of the ordinary shares of Southcorp.

2 Right of withdrawal

In accordance with section 650E of the Corporations Act, as this extension of the Offer results in a total extension of the Offer by more than 1 month, those shareholders who have validly accepted the Offer on or before the date of this notice may withdraw their acceptance by giving notice to BBW within 1 month of the day after the day on which they receive a copy of this notice.

3 Previous variation

The Offer was previously varied by notices dated 7 March 2005, 23 March 2005 and 4 April 2005.

4 ASIC

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 20 April 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 20 April 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.





Frank Swan Director	Trevor O'Hoy Director

009188 V_00EYIA

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

With Compliments

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S GROUP
Inspiring Global Enjoyment

22 April, 2005

Foster's Announces Recommended Takeover Offer for Southcorp

Foster's Group Limited (Foster's) and Southcorp Limited (Southcorp) today agreed to a revised takeover offer of Southcorp to create the world's leading premium wine company.

Foster's through its wholly owned subsidiary Beringer Blass Wines Pty Ltd, agreed an offer to acquire Southcorp which has been recommended by a majority of the Southcorp Board. Under its revised offer, Foster's will:

1. Increase its cash offer for Southcorp by 12 cents from $4.14 per share to $4.26 per share. This is Foster's final price in the absence of a superior offer;
2. Waive all conditions other than the minimum acceptance condition;
3. Reduce the minimum acceptance condition to 50%; and
4. Establish an Institutional Acceptance Facility (refer Attachment).


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2005
WASH, DC 179 SECTION

In this regard, the Southcorp Board has agreed to:

A) Recommend that Southcorp shareholders accept the offer, in the absence of a superior offer; and

B) Assist Foster's in reaching the 90% compulsory acquisition threshold.

Since Foster's acquisition of an 18.8% stake in Southcorp on 12 January 2005, Foster's and Southcorp have each made considerable effort to reach a mutually acceptable outcome. To that end, Foster's conducted a due diligence review of Southcorp's business at Southcorp's invitation.

Foster's Chairman, Frank Swan, said, "We are delighted that the Southcorp board is recommending our offer, which upon successful completion will be a great outcome for both Foster's and Southcorp shareholders."

"Foster's and Southcorp are a near perfect strategic fit," said Trevor O'Hoy, Foster's President & CEO. "The combination of our two great companies will create the world's leading premium wine company and the first Australian consumer goods company to achieve global category leadership.

"We are proud to be able to preserve ownership of Southcorp's iconic brands in Australian hands and guarantee Australia's future in the global wine industry. We look forward to sharing our vision with Southcorp employees and working with them to achieve it."

Foster's confirms that, if the offer becomes unconditional, it will pay a commission to market participants of the Australian Stock Exchange (Brokers) at the rate of 0.75% of the amount payable by Foster's upon valid acceptance of the offer by Southcorp retail shareholders (refer section 2.22 of Foster's Bidder's Statement dated 18 January 2005).

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Further information about Foster's revised offer and the Institutional Acceptance Facility will be made available in the form of Supplementary Bidder's Statements as soon as practicable.

Ends

Further information:

Media

Lisa Keenan

Tel: +61 3 9633 2265

Mob: 0409 150 771

Investors

Chris Knorr

Tel: +61 3 9633 2685

Mob: 0417 033 623

Attachment: Institutional Acceptance Facility

Foster's recognises that there may be some Southcorp institutional shareholders who are supportive of Foster's offer, but may not be able to accept Foster's offer at this time.

Accordingly, Credit Suisse First Boston (an adviser to Foster's) has established an Institutional Acceptance Facility in relation to Foster's offer to hold acceptance instructions on behalf of certain institutional shareholders.

These acceptance instructions will be lodged as formal acceptances of Foster's offer once the total number of Southcorp shares the subject of acceptance instructions held in the facility, together with the total number of Southcorp shares in which Foster's has a relevant interest, is at least 50% of Southcorp shares on issue.

Foster's will report to ASX acceptances under its offer and acceptances into the Institutional Acceptance Facility where there is an aggregate movement of 1% or more in its interest in Southcorp shares.